SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

August 3, 2006

AIXTRON AKTIENGESELLSCHAFT

(Translation of registrant’s name into English)

Kackertstrasse

D-52072 Aachen

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON AG

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: August 3, 2006

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	CFO

2

GROUP INTERIM REPORT

FOR THE SIX MONTHS ENDED

JUNE 30, 2006

TABLE OF CONTENTS

Table of Contents

1. Forward-Looking Statements

2. Business and Operating Environment

2.1. Corporate Structure

2.2. Management and Control

2.3. Products, Business Processes, Locations

2.4. Research and Development

3. Summary of Business Development

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

4.1.1. Development of Revenues

4.1.2. Cost Structure

4.1.3. Development of Results

4.1.4. Development of Order Intake and Order Backlog

4.2. Financial Position

4.2.1. Funding

4.2.2. Investments

4.2.3. Liquidity

4.3. Net Assets

4.3.1. Property, Plant and Equipment

4.3.2. Goodwill

4.3.3. Other Intangible Assets

4.3.4. Trade Receivables

4.3.5. Human Resources

5. Report on Post-Balance Sheet Date Events

6. Report on Expected Developments

6.1. Future Economic Environment and Opportunities

6.2. Expected Results of Operations and Financial Position

7. Consolidated Interim Financial Statements

7.1. Consolidated Interim Income Statement

7.2. Consolidated Interim Balance Sheet

7.3. Consolidated Interim Cash Flow Statement

7.4. Consolidated Interim Statement of Equity

8. Additional Explanatory Disclosures on Interim Financial Statements

8.1. Basis of Preparation

8.2. Significant Accounting Policies

8.3. Segment Reporting

8.4. Issuance of Equity Securities

8.5. Stock Options

8.6. Transition to IFRS

GROUP INTERIM REPORT AS OF JUNE 30, 2006

Group Interim Report as of June 30, 2006

1. Forward-Looking Statements

This report may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate”, and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON’s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this report are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

2. Business and Operating Environment

2.1. Corporate Structure

This management report relates to the consolidated financial statements of AIXTRON AG including the following operating subsidiaries (collectively referred to as “AIXTRON,” “the AIXTRON Group,” or “the Company”): AIXTRON, Inc., Sunnyvale, California, USA (formed upon the merger of former Genus, Inc. (“Genus”), Sunnyvale, California, USA and former AIXTRON Inc., Atlanta, USA); Thomas Swan Scientific Equipment Ltd., Cambridge, United Kingdom; Epigress AB, Lund, Sweden; AIXTRON cshs, Seoul, South Korea; Genus cshs, Seoul, South Korea; AIXTRON KK, Tokyo, Japan; and AIXTRON Taiwan Co. Ltd., Hsinchu-City, Taiwan.

All financial information contained in this Management Report, including comparable prior-year numbers, is reported in accordance with Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

2.2. Management and Control

As compared to December 31, 2005, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of June 30, 2006.

2.3. Products, Business Processes, Locations

AIXTRON is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and opto-electronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, signaling and lighting, displays, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed agents.

AIXTRON’s business activities include developing and producing equipment for coating semiconductor materials, process engineering, installing laboratory equipment, consulting and training, including ongoing customer support.

AIXTRON’s products range from customized production-scale chemical vapor deposition systems capable of producing up to 95 two-inch diameter wafers per single production run, to small systems for research and development use and small-scale production. Over 200 customers worldwide use AIXTRON technology. To date, over 1,400 AIXTRON systems have been installed globally.

As the world’s leading manufacturer of MOCVD (metal organic vapor phase deposition) equipment, the Company has begun, in recent years, the process of diversifying into next-generation technologies. These technologies include silicon wafer applications, such as systems employing Atomic Vapor Deposition (or “AVD® “) technology, and equipment employing Organic Vapor Phase Deposition (or “OVPD® “) technology, enabling the deposition of particularly thin organic material by means of a condensation deposition process for the production of organic light emitting diodes (or “OLEDs”). These devices are increasingly being used in new high-performance display products and are seen to have relevance to potential future lighting and solar applications.

Through the acquisition of Genus in March of 2005, AIXTRON has gained additional production-proven deposition technology, relevant for both the silicon semiconductor and data storage industries. Genus broadens the scope of AIXTRON’s technology expertise and the range of production-qualified deposition technologies AIXTRON can offer its silicon industry customers: Atomic Layer Deposition (“ALD”), Atomic Vapor Deposition (“AVD®”), and Chemical Vapor Deposition (“CVD”).

The Company is headquartered in Aachen, Germany, and had a total of 9 facilities worldwide as of June 30, 2006:

Facilities as of June 30, 2006

Facility Location	Approximate Size (sq. m.)	Use

Aachen, Germany (owned)	7,260	Headquarters, Manufacturing, Sales, Research and Development
Herzogenrath, Germany (owned)	12,457	Manufacturing, Sales and Service, Engineering
Cambridge, UK (leased)	2,180	Manufacturing, Sales and Service, Engineering
Lund, Sweden (leased)	449	Engineering, Service
Sunnyvale, CA, USA (leased)	9,300	Manufacturing, Sales and Service, Engineering, Research and Development
Seoul, South Korea (leased)	1,032	Sales and Service
Shanghai, China (leased)	145	Sales and Service
Hsinchu, Taiwan (leased)	1,000	Sales and Service
Tokyo, Japan (leased)	311	Sales and Service

2.4. Research and Development

Key research and development (“R&D”) information is summarized in the following table:

million €	Q1–Q2 2006	Q1–Q2 2005

R&D expenses	12.5	12.2
R&D expenses, % of sales	18%	18%

R&D employees (period average)	182	183
R&D employees, % of total headcount (period average)	32%	33%

In the first six months of 2005, consolidated R&D expenses included R&D expenses from Genus only for the period March 14, 2005 through June 30, 2005; however, in the first six months of 2006, consolidated R&D expenses included R&D expenses from Genus for the entire six months.

3. Summary of Business Development

In the first six months of 2006, an improvement in market confidence has led to a substantial increase in equipment order intake, year over year, of 59 percent. Continued focus on reducing costs and improving operating efficiencies in combination with a changed product mix has supported a significant gross margin improvement from 30 percent in the first six months of 2005 to 37 percent in the first six months of 2006.

AIXTRON’s core compound semiconductor equipment business experienced increased demand for both established products and the more recently released Integrated Concept (IC) common platform and high-capacity systems, reflecting the current feeling of optimism in the marketplace.

The market’s recent increased confidence was driven largely by rising demand for LED end market applications, such as LED backlighting for small area consumer liquid crystal display (“LCD”) and commercial display products. The delay in the introduction of a number of other new LED end market applications (e.g., mobile phone LED camera flash), and the delayed introduction of a new industry standard for DVD and CD blue lasers (Blu-Ray vs. HD DVD) continue to suppress any additional equipment demand, but medium term demand expectation remains promising.

AIXTRON has also recently seen a small improvement in demand for MOCVD systems from customers serving the Datacom/Telecom market, but the Company still believes that the existing customer capacity in that end market area means that sustainable revenue growth is unlikely to return before 2007.

Although generally silicon customer demand was seen to be volatile within the reporting period, AIXTRON continued to receive purchase orders for the more traditional silicon semiconductor mass production CVD systems (structural device sizes of 90 nm and more) for the production of NAND flash memory and Dynamic Random Access Memory (“DRAM”) devices throughout the first six months of 2006 and the Company continued to generate a significant portion of the first six months 2006 total revenues from the sale of CVD equipment for these applications.

The predictions for AIXTRON’s new silicon semiconductor equipment target applications remain fluid in the estimated timing on the introduction of new materials and technologies for the mass production of next-generation integrated circuit (“IC”) devices. This has resulted in slower-than-anticipated demand for AIXTRON’s ALD and AVD® production technologies, but the company continues to experience active interest for Research & Development applications from major production customers.

In this improved capital spending environment, AIXTRON achieved a 2 percent year-over-year increase in total revenues, to € 67.7 million in the first six months of 2006 (second quarter of 2006: € 35.7 million).

In the first six months of 2006, revenues from the sale of silicon semiconductor equipment totaled € 22.9 million, or 34 percent of total first six months 2006 revenues (second quarter 2006: € 12.2 million, or 34 percent of total second quarter 2006 revenues). This figure compares to € 14.2 million, or 21 percent, in the first six months of 2005. The year-over-year increase in revenues from the sale of silicon semiconductor equipment largely reflects additional revenues generated by Genus which was acquired by AIXTRON in March of 2005.

Genus has been fully integrated into the AIXTRON Group since the beginning of the year and is now making a pleasingly consistent contribution to AIXTRON’s business development.

Due to continued cost reduction efforts and a changed product mix, cost of sales declined year over year by 9 percent, to € 42.4 million in the first six months of 2006. Operating costs totaled € 32.6 million in the first six months of 2006, nearly unchanged from the first six months of 2005, despite the consolidation of Genus into the AIXTRON Group for the entire six-month period in 2006 (consolidation of Genus since March 14, 2005).

Due to significantly lower cost of sales in the first six months of 2006 as compared to the first six months of 2005, the Company’s gross margin rose from 30 percent in the first six months of 2005 to 37 percent in the first six months of 2006.

While AIXTRON’s operating loss decreased from € 6.0 million in the first six months of 2005 to € 4.2 million in the first six months of 2006, largely due to the reduction in the cost of sales, the Company’s net loss after tax increased from € 3.7 million in the first six months of 2005 to a net loss of € 4.3 million in the first six months of 2006. The year-over-year increase in AIXTRON’s net loss after tax was largely due to the beneficial allocations to deferred tax assets in the first half of 2005 which did not occur in the first half of 2006.

Dispite a € 4.5 million increase in the value of inventories as of June 30, 2006 compared with the year-end 2005, cash and cash equivalents rose from € 31.4 million as of December 31, 2005 to € 37.7 million as of June 30, 2006 (€ 35.5 million as of March 31, 2006). The increase in cash and cash equivalents was largely due to an increase in advanced payments from customers.

Due to improved market confidence, equipment order intake increased substantially year-over-year, by 59 percent, to € 81.2 million in the first six months of 2006 and included € 19.2 million in orders received for silicon semiconductor equipment, or 24 percent of total equipment order intake, for the reported period. Order intake for compound semiconductor equipment rose significantly, by 62%, year over year, to € 62.0 million in the first six months of 2006, or 76% of total equipment order intake for the reported period.

Equipment order backlog as compared June 30, 2005 rose by 59 percent to € 81.2 million as of June 30, 2006.

4. Results of Operations, Financial Position, and Net Assets

4.1. Results of Operations

Key financial information regarding the AIXTRON Group’s results of operations in the first six months of 2006 is summarized in the following table:

million €	Q1–Q2 2006	Q1–Q2 2005

Sales revenues	67.7	66.6

Gross profit	25.3	20.1
Gross margin, % revenues	37%	30%

Operating result	(4.2)	(6.0)
Operating result, % revenues	(6)%	(9)%

Net result	(4.3)	(3.7)
Net result, % revenues	(6)%	(5)%

Net result per share – basic (€)	(0.05)	(0.04)
Net result per share – diluted (€)	(0.05)	(0.04)

Equipment Order Intake	81.2	51.1
Equipment Order Backlog (June 30)	81.2	52.5

4.1.1. Development of Revenues

The majority of the year-over-year revenue increase of 2 percent to € 67.7 million in the first half year 2006 was due to additional revenues from AIXTRON’s silicon business interests which were significantly expanded with the acquisition of Genus on March 14, 2005.

The majority of the six-month 2006 revenue (46 percent of total revenue) was generated from the sale of compound semiconductor equipment, which in turn was driven by LED system demand from Asia.

The share of revenue related to the sale of silicon semiconductor equipment rose from 21 percent in the first six months of 2005 to 34 percent in the first six months of 2006. This increase resulted from the consolidation of Genus into the AIXTRON Group for the entire six-month period 2006 (whereas in the six-month period of 2006, Genus was consolidated into the AIXTRON Group only from March 14, 2005 through June 30, 2005).

Equipment sales generated 80 percent of revenue in the first six months of 2006, unchanged in comparison to the first six months of 2005. The remaining revenues were provided by spare parts sales and service.

million €	Q1-Q2 2006		Q1-Q2 2005
Sales revenues	67.7		66.6

of which from sale of silicon semiconductor equipment	22.9	34%	14.2	21%
of which from sale of compound semiconductor equipment and other equipment (OVPD®, SiC)	31.1	46%	39.6	59%
of which other revenues (service, spare parts, etc.)	13.7	20%	12.8	20%

The Company’s revenues in the first six months of 2006 were largely generated in Asia, as was the case in the first six months of 2005:

Regional Revenue Split

	Q1–Q2 2006		Q1–Q2 2005
	million €	%	million €	%

Asia	56.0	83	43.7	66
Europe	5.4	8	12.7	19
USA	6.3	9	10.2	15

Group	67.7	100	66.6	100

4.1.2. Cost Structure

Cost Structure

	Q1–Q2 2006		Q1–Q2 2005
	million €	% of	million €	% of
	Revenues		Revenues

Cost of Sales	42.4	63	46.5	70

Operating Costs	32.6	48	32.7	49
Selling Expenses	10.3	15	10.9	16
General and Administrative Expenses	9.3	14	7.8	12
Research and Development Costs	12.5	18	12.2	18
Other Operating Expenses	0.5	1	1.8	3

In comparison to the first six months of 2005, AIXTRON’s cost of sales decreased substantially in the first six months of 2006, both in absolute terms (from € 46.5 million to € 42.4 million in the first six months of 2006, i.e., a reduction of 9 percent) and in relative terms (from 70 percent of revenue in the first six months of 2005 to 63 percent of revenue in the first six months of 2006). The reduction in cost of sales was largely driven by continued cost reduction efforts as well as a changed product mix.

Operating costs totaled € 32.6 million in the first six months of 2006, virtually unchanged from the first six months of 2005, despite the consolidation of Genus into the AIXTRON Group for the entire six-month period in 2006 (consolidation of Genus since March 14, 2005).

Operating costs in the first six months of 2006 included € 9.3 million in general and administrative expenses, compared to € 7.8 million in the first six months of 2005. The year-over-year increase in general and administrative expenses is largely due to approximately € 1.0 million in additional expenses related to the adoption of section 404 of the Sarbanes-Oxley Act (“SOA 404”) by the end of fiscal year 2006.

The year-over-year reduction in other operating income from € 6.6 million in the first half of 2005 to  € 3.1 million in the first half of 2006 was driven by lower foreign currency exchange gains.

In the reporting period, the Company implemented cost reduction measures, including a further reduction of the number of employees from 570 as of December 31, 2005 to 557 as of June 30, 2006 (see also section “Human Resources”).

As part of an ongoing cost reduction and efficiency improvement program, started in 2005, the Company continues to focus internal projects on the following areas:

•                    Purchasing: leverage of purchasing synergies and realization of volume benefits following the acquisition of Genus,

•                    Manufacturing: manufacturing utilization efficiency through flexible work planning,

•                    Research and Development: project rescheduling, flexible work planning and delayed capital expenditure on R&D projects, and

•                    Engineering: reduced costs through increased common generic engineering platform designs.

4.1.3. Development of Results

Due to significantly lower cost of sales in the first six months of 2006 as compared to the first six months of 2005, the Company’s gross profit increased by 26 percent year over year to € 25.3 million in the first six months of 2006. Consequently, the gross margin rose from 30 percent in the first six months of 2005 to 37 percent in the first six months of 2006.

While AIXTRON’s operating loss decreased from € 6.0 million in the first six months of 2005 to € 4.2 million in the first six months of 2006, largely because of a reduction in the cost of sales, the Company’s net loss after tax increased from € 3.7 million in the first six months of 2005 (or a net loss after tax per share of € 0.04) to a net loss of € 4.3 million in the first six months of 2006 (or a net loss after tax per share of € 0.05). The year-over-year increase in AIXTRON’s net loss after tax was largely due to beneficial allocations to deferred tax assets in the first half of 2005, which did not occur in the first half of 2006.

On a quarterly basis, AIXTRON’s net loss after tax decreased from € 2.6 million in the second quarter of 2005 to € 1.2 million in the second quarter of 2006. Against that backdrop, the Company continues to believe it is on track to achieve breakeven on a net result basis for the full year 2006.

Genus has been fully integrated into the AIXTRON Group since the beginning of the year and is now making a pleasingly consistent contribution to AIXTRON’s business development.

4.1.4. Development of Order Intake and Order Backlog

The value of equipment orders received in the first six months of 2006 rose substantially, by 59 percent compared to the first six months of 2005. The year-over-year increase was due to a € 17.8 million or 56 percent, sequential increase in equipment order intake in the second quarter of 2006 (increases of € 9.0 million for silicon semiconductor equipment and € 8.8 million for compound semiconductor equipment).

The proportion of silicon semiconductor equipment order intake in the first six months of 2006 (24 percent) remained almost unchanged in comparison to the first six months of 2005 (25 percent). Genus was consolidated into the AIXTRON Group only from March 14, 2005 onwards.

million €	Q1–Q2 2006		Q1–Q2 2005

Equipment Order Intake	81.2		51.1
of which Silicon Semiconductor Equipment	19.2	24%	12.8	25%
of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	62.0	76%	38.3	75%

Equipment Order Backlog (June 30)	81.2		52.5
of which Silicon Semiconductor Equipment	13.1	16%	10.2	19%
of which Compound Semiconductor Equipment and other equipment (OVPD®, SiC)	68.1	84%	42.3	81%

4.2. Financial Position

4.2.1. Funding

The Company recorded no bank borrowings as of June 30, 2006. Mainly due to the increase advanced customer payments, the equity ratio declined to 73 percent as of June 30, 2006, from 77 percent as of December 31, 2005.

As of June 30, 2006, AIXTRON was granted advance customer payment guarantees from banks totaling € 12.4 million (December 31, 2005: € 11.9 million).

2.0 million AIXTRON shares issued in connection with the acquisition of Genus were put into trust during 2005 to both service the Genus employee stock options program and to cover the warrants issued by Genus. AIXTRON treats these specific shares as own shares and records shareholders’ equity net of own shares.

4.2.2. Investments

The AIXTRON Group’s investments in the first six months of 2006 totaled € 1.6 million, of which € 1.5 million were capital expenditures for technical equipment and € 0.1 million were capital expenditures in intangible assets. In contrast, investments in the first half of 2005 totaled € 13.9 million and included both Genus-related capitalized acquisition expenses totaling € 4.3 million and capital expenditures totaling € 6.5 million for purchases of technical equipment built in-house (including testing and laboratory equipment) as well as capital expenditures in intangible assets totaling € 3.1 million.

4.2.3. Liquidity

Despite a € 4.5 million increase in the value of inventories as of June 30, 2006 compared with the year-end 2005, cash and cash equivalents increased by € 6.3 million, from € 31.4 million as of December 31, 2005 to € 37.7 million as of June 30, 2006. The increase in cash and cash equivalents was largely due to an increase in advanced payments from customers.

In comparison to the first six months of 2005, liquidity was also positively affected by lower cash outflows from investing activities. Whereas in the first six months of 2005, cash outflows from investing activities totaled € 4.9 million, in the first six months of 2006, AIXTRON recorded cash outflows from investing activities of only € 1.6 million.

4.3. Net Assets

In connection with the increase in advanced payments from customers AIXTRON recorded an increase in the value of inventories. This contributed to an increase in the value of total assets from € 237.3 million as of December 31, 2005 to € 240.1 million as of June 30, 2006.

4.3.1. Property, Plant and Equipment

Due to asset depreciation totaling € 3.6 million less capital expenditures totaling € 2.2 million as well as currency exchange effects, the value of property, plant and equipment declined from € 42.2 million as of December 31, 2005 to € 39.9 million as of June 30, 2006.

4.3.2. Goodwill

The reduction in the value of goodwill from € 71.0 million as of December 31, 2005 to € 67.0 million as of June 30, 2006 was exclusively due to changes in the currency exchange rates as of the respective dates of record.

4.3.3. Other Intangible Assets

The reduction in the value of other intangible assets from € 19.8 million as of December 31, 2005 to € 17.1 million as of June 30, 2006 was due to exchange rate changes and scheduled depreciation expenses totaling € 1.7 million.

4.3.4. Trade Receivables

Trade receivables declined from € 24.2 million as of December 31, 2005 to € 21.1 million as of June 30, 2006. The decrease was largely due to timing effects.

4.3.5. Human Resources

Due to restructuring and integration measures taken, the number of employees was reduced by 11 percent, from 629 as of June 30, 2005 to 557 as of June 30, 2006.

Employees by Region

as of June 30

	2006		2005
		%		%

Asia	71	13	71	11
Europe	364	65	392	63
USA	122	22	166	26

Group	557	100	629	100

As of June 30, 2006, the majority of AIXTRON’s employees worked both in Research and Development and Sales and Service.

Employees by Function

as of June 30

	2006		2005
		%		%

Sales and Service	176	32	200	32
Research and Development	175	31	200	32
Manufacturing	131	24	149	24
Administration	75	13	80	12

Group	557	100	629	100

5. Report on Post-Balance Sheet Date Events

There were no business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after the close of the first six months of 2006.

6. Report on Expected Developments

6.1. Future Economic Environment and Opportunities

Despite the volatile nature of the markets AIXTRON serves, AIXTRON believes the following longer-term trends in its end-user markets could potentially influence AIXTRON’s future business favorably:

•                     An early-generation capacity build-up for high-definition laser products and LED backlighting in next-generation liquid crystal displays (LCDs);

•                     An increased global adoption of LEDs in automotive applications;

•                     Research and development activities for silicon carbide (SiC) applications, driven by basic research and emerging hybrid automotive applications;

•                     Increased activity in the development of new complex compound material applications as substitution materials in the silicon semiconductor industry;

•                     The ongoing development activities supporting a migration away from mass production passive matrix OLEDs towards active matrix OLEDs.

6.2. Expected Results of Operations and Financial Position

The Company remains confident it will achieve its current 2006 full year guidance of approximately € 150 million in revenue. Supported by ongoing cost reductions from operational efficiency gains, the Company continues to expect to break even on a net result basis in 2006 at this revenue level.

CONSOLIDATED INTERIM FINANCIAL STATEMENT

7.1. Consolidated Income Statement (IFRS)*

in EUR thousands, except per share amounts
and amount of shares	Q1–Q2 2006	Q2 2006	Q1–Q2 2005**	Q2 2005**

Revenues	67,701	35,693	66,623	44,375
Cost of sales	42,382	22,396	46,526	32,866
Gross profit	25,319	13,297	20,097	11,509

Selling expenses	10,294	5,420	10,857	6,971
General administration expenses	9,346	5,091	7,820	4,532
Research and development costs	12,524	6,250	12,171	7,069
Other operating income	3,057	2,358	6,550	3,574
Other operating expenses	452	29	1,841	933
Operating result	(4,240)	(1,135)	(6,042)	(4,422)

Interest income	259	143	382	198
Interest expense	8	5	111	80
Net interest	251	138	271	118
Result before taxes	(3,989)	(997)	(5,771)	(4,304)

Taxes on income	352	200	(2,116)	(1,746)
Net income loss/income for the period (after taxes)	(4,341)	(1,197)	(3,655)	(2,558)

Basic earnings per share (EUR)	(0.05)	(0.01)	(0.04)	(0.03)
Diluted earnings per share (EUR)	(0.05)	(0.01)	(0.04)	(0.03)

Weighted average number of shares used in computing per share amounts:
Basic	87,820,822	87,821,230	81,719,920	81,719,920
Diluted	87,820,822	87,821,230	81,719,920	81,719,920

Consolidated Statements of Comprehensive Income (Loss)	kEUR	kEUR	kEUR	kEUR
Net loss/income for the period	(4,341)	(1,197)	(3,655)	(2,558)
Foreign currency translation adjustments	(5,521)	(3,705)	9,828	6,715
Loss on derivate financial instruments	434	208	(2,306)	(1,139)

Comprehensive loss/income	(9,428)	(4,694)	3,867	3,018

* unaudited

** comparative figures for 2005 after conversion to IFRS

7.2. Consolidated Balance Sheet (IFRS)

in EUR thousands	June 30, 2006*	December 31, 2005

Assets
Property, plant and equipment	39,881	42,179
Goodwill	66,968	71,002
Other intangible assets	17,091	19,766
Investment property	4,908	4,908
Other non-current assets	591	499
Deferred tax assets	6,042	6,331

Total non-current assets	135,481	144,685

Inventories	37,650	33,113
Trade receivables	21,140	24,209
less allowance of kEUR 499 (last year: kEUR 445)
Other current assets	8,128	3,875
Cash and cash equivalents	37,705	31,435

Total current assets	104,623	92,632

Total assets	240,104	237,317

Liabilities and shareholders’ equity
Subscribed capital	87,836	87,797
No. of shares: 87,836,124 (previous year: 87,796,614)
Additional paid-in capital	96,616	95,951
Retained earnings	(13,604)	(9,264)
Accumulated other comprehensive income	4,028	9,115

Total shareholders’ equity	174,876	183,599

Provisions for pensions	1,044	978
Other non-current liabilities	79	176
Other non-current accruals and provisions	2,952	3,122

Total non-current liabilities	4,075	4,276

Trade payables	20,434	17,479
Advanced payments from customers	22,253	11,845
Other current provisions and accruals	12,033	14,032
Other current liabilities	2,710	3,949
Current tax liabilities	1,043	1,404
Convertible bonds	3	3
Deferred revenues	2,677	730

Total current liabilities	61,153	49,442
Total liabilities	65,228	53,718

Total liabilities and shareholders’ equity	240,104	237,317

* unaudited

7.3. Consolidated Statement of Cash Flows (IFRS)*

in EUR thousands	Q1–Q2 2006	Q1–Q2 2005

Cash inflow/outflow from operating activities
Net loss/income for the period (after taxes)	(4,341)	(3,655)
Reconciliation between net result and cash inflow/outflow from operating activities
Accrued expense for stock options	622	1,000
Impairment expense	271	0
Depreciation and amortization expense	5,034	4,304
Gain from disposal of property, plant and equipment	55	13
Deferred income taxes	277	(3,578)
Cash inflow/outflow prior to changes in assets and liabilities	1,918	(1,916)

Changes to assets and liabilities
Inventories	(5,440)	2,095
Trade receivables	2,103	(812)
Other Assets	(3,979)	(2,694)
Trade payable	3,906	2,186
Provisions and other liabilities	(3,141)	4,216
Deferred revenues	2,008	(3,292)
Non-current liabilities	47	187
Advanced payments from customers	10,606	(151)
Cash inflow/outflow from operating activities	8,028	(181)

Cash inflow/outflow from investing activities
Cash from acquisition of Genus, Inc.	0	9,049
Cost related to the Genus acquisition	0	(4,332)
Capital expenditures in property, plant and equipment	(1,515)	(6,542)
Capital expenditures in intangible assets	(129)	(3,074)
Cash inflow/outflow from investing activities	(1,644)	(4,899)

Cash inflow/outflow from financing activities
Change in minority interests	83	0
Cash inflow/outflow from financing activities	83	0

Effect of changes in exchange rates on cash and cash equivalents	(197)	1,067

Net change in cash and cash equivalents	6,270	(4,013)
Cash and cash equivalents at the beginning of the period	31,435	45,498
Cash and cash equivalents at the end of the period	37,705	41,485

Cash paid for interest	8	199
Cash received for interest	257	245
Cash paid for income taxes	125	162
Cash received for income taxes	67	0

* unaudited

7.4. Consolidated Statement of Changes in Shareholders’  Equity (IFRS)*

							Other
	No. of issued						comprehensive income			Total
	ordinary	Subscribed		Subscribed		Additional		Derivative		Share-
	shares of the	capital	Treasury	capital		paid-in-	Currency	financial	Retained	holders’
in EUR thousands	AIXTRON AG	under HGB	shares	under IFRS		capital	translation	instruments	Earnings	Equity

Balance at January 1, 2005	64,831,512	64,832	0	64,832		28,803	(2,196)	1,324	44,204	136,967

Net loss for the period									(3,655)	(3,655)
Capital increase against contribution in kind	20,539,956	24,968	(4,428)	20,540		62,161				82,701
Accrued expense for stock options						999				999
Foreign currency translation adjustment							9,828			9,828
Derivative financial instruments								(2,306)		(2,306)
Balance at June 30, 2005	85,371,468	89,800	(4,428)	85,372		91,363	7,632	(982)	40,549	224,534

Balance at January 1, 2006	87,796,614	89,800	(2,003)	87,797		95,951	9,420	(305)	(9,264)	183,599

Net loss for the period									(4,341)	(4,341)
Accrued expense for stock options						622				622
Exercise of stock options	39,510		39	40		43				83
Currency translation							(5,521)			(5,521)
Derivative financial instruments								434		434
Balance at June 30, 2006	87,836,124	89,800	(1,964)	87,836	**	96,616	3,899	129	(13,604)**	174,876

* unaudited

** rounded

ADDITIONAL EXPLANATORY DISCLOSURES ON INTERIM FINANCIAL STATEMENTS

8. Additional Explanatory Disclosures on Interim Financial Statements

8.1 Basis of Preparation

The unaudited consolidated financial statements of AIXTRON AG have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

8.2. Significant Accounting Policies

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2005.

8.3. Segment Reporting

The following segment information has been prepared in accordance with IAS 14 “Segment Reporting”. As AIXTRON has only one business segment, the segment information provided relates only to the Company’s geographical segments, this being secondary segment information.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical segments

	Six months
	ending
in EUR thousands	June 30	Asia	Europe	USA	Consolidation	Group

Revenues realized with	2006	55,928	5,433	6,340	0	67,701
third parties	2005	43,662	12,685	10,276	0	66,623

Revenues realized with	2006	7,846	5,939	4,832	(18,617)	0
other segments	2005	2,517	2,597	3,903	(9,017)	0

Total segment revenues	2006	63,774	11,372	11,172	(18,617)	67,701

	2005	46,179	15,282	14,179	(9,017)	66,623

Segment assets (property, plant, and equipment)	2006	491	39,284	4,297	0	44,072
	2005	795	41,988	6,258	0	49,041

8.4. Issuance of equity securities

Based on the Company’s stock option program, a total of 39,510 AIXTRON AG American Depositary Shares (ADS) were issued to employees in the first half of 2006.

8.5. Stock Options

Under the AIXTRON stock option plan 2002, 1,616,100 stock options were issued to employees in May 2006. The options become exercisable in equal installments of 25 percent per year after the second anniversary of the date of grant. The options expire ten years from the date of grant.

As of June 30, 2006, AIXTRON’s employees and Executive Board members held 4,593,525 (end of 2005: 3,228,865) stock options representing the right to receive 5,294,191 (end of 2005: 3,932,501) AIXTRON AG common shares. As of June 30, 2006, the employees of the Genus group of companies held 2,396,673 (end of 2005: 2,676,620) Genus stock options representing the right to receive 1,222,303 (end of 2005: 1,365,076) ADSs of AIXTRON AG.

As part of the Genus transaction, which was closed in March 2005, a trust for the employee stock options of the Genus employees was set up, into which an appropriate number of AIXTRON ADSs were deposited.

8.6. Transition to IFRS

Explanation of the transition to IFRS for the first half year 2005:

in EUR thousands	First Half Year 2005

Consolidated profit under US GAAP	(2,858)
a) Reversal of write-down of inventories	400
b) Measurement of provisions for pensions	(120)
c) Share-based payments	(982)
d) Decrease in deferred tax assets	(95)

Consolidated profit under IFRS	(3,655)

in EUR thousands	December 31, 2004	June 30, 2005

Consolidated capital under US GAAP	135,404	249,538
a) Reversal of write-down of property, plant and equipment	380	380
a) Reversal of write-downs of inventories	2,175	2,575
b) Measurement of provisions for pensions	108	(12)
d) Decrease in deferred tax assets	(1,100)	(1,195)
e) Effects from Genus acquisition	0	(26,752)

Consolidated equity under IFRS	136,967	224,534

a)                 The reconciling items in inventories and property, plant & equipment are due to the fact that under US GAAP any reversal of impairment is prohibited.

b)                Actuarial gains and losses are treated differently under US GAAP and IFRS in the financial year 2005. Under US GAAP the corridor approach is used whereas under IFRS the gains and losses are realized when they occur.

c)                 Under IFRS 2 the expense of share-based payments must be measured at fair value. Under US GAAP these options were measured at intrinsic value.

d)                The decrease in deferred tax asset represents the tax effect of the above mentioned differences between US GAAP and IFRS.

e)                 The reconciling item mainly results from the determination of the purchase price within the scope of the Genus acquisition as under IFRS and US GAAP different measurement dates must be considered. Further differences result from foreign currency translation as well as from valuation of stock options and convertible bonds.

For further explanations on how the transition to IFRS effected the financial statements of AIXTRON AG please refer to Note 38 in the Notes to the consolidated financial statements for the financial year 2005.

Aachen, Germany

May 2006

AIXTRON Aktiengesellschaft, Aachen, Germany
Executive Board

FINANCIAL CALENDER/CONTACT

November 2, 2006:                Q3 2006 Results

Contact

AIXTRON AG
Investor Relations and
Corporate Communications
Kackertstraße 15–17
D-52072 Aachen, Germany

Phone:	+49 (241) 8909-444
Fax:	+49 (241) 8909-445
e-mail:	invest@aixtron.com
Internet:	www.aixtron.com

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Publisher
AIXTRON AG, Aachen, Germany

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AIXTRON AG, Aachen, Germany

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SI Group GmbH
Wetzlar, Germany